SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of November 20, 2001

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                      Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


                       LONDON STOCK EXCHANGE ANNOUNCEMENT

FOR IMMEDIATE RELEASE
CONTACTS:
MERANT
Gerald Perkel						Scott Hildebrandt
Chief Executive Officer				Chief Financial Officer
+1 (503) 617 2735					+1 (503) 645 1150
Gerry.Perkel@merant.com				Scott.Hildebrandt@merant.com

Larry De'Ath						Financial Dynamics
VP, Communications / Investor Relations		Harriet Keen / Emma
Rutherford
+1 (301) 838 5228					+44 (0) 20 7831 3113
Larry.Death@merant.com				merant@fd.com


MERANT Strengthens Executive Management Team
Scott Hildebrandt Appointed Chief Financial Officer

HILLSBORO, OR and NEWBURY, UK - November 20, 2001 - MERANT
(London Stock Exchange (LSE): MRN; Nasdaq National Market (NNM): MRNT), a leading provider of software solutions for enterprise change management, announces the appointment of Scott Hildebrandt effective immediately, as senior vice president and chief financial officer (CFO), succeeding Ken Sexton.

Mr. Hildebrandt, 46, joins MERANT with over 23 years experience in operations and
financial management working with high technology companies.   Most
recently, Mr.
Hildebrandt served as senior vice president and CFO of InFocus Corporation, and has previous experience in financial executive and public accounting positions at Tektronix,
Inc. and Deloitte and Touche, CPA's.

"We are excited to welcome Scott, who brings extensive experience in financial management, corporate finance, accounting and investor relations," said Gerry Perkel,
MERANT's president and chief executive officer. "His depth of experience is critical as we continue our global leadership in the enterprise change management market. We look forward to him being a valued member of our executive management team."

"I would also like to thank Ken Sexton for his valuable service to the Company. He has made a significant contribution to MERANT over the last 10 years, including the recent restructuring of the Company to a focus exclusively on enterprise change management. I am pleased that he has agreed to stay with us for an appropriate handover period, so we can retain the benefit of his experience."


About MERANT
With over 25 years of experience, MERANT helps customers at over 30,000 sites worldwide, including all of the Fortune 100 and a majority of the Global 2000, improve their ability to manage change to enterprise digital assets - applications, code and content. Delivering the broadest coverage of digital assets, unsurpassed scalability and end-to-end change management, MERANT PVCS is the comprehensive enterprise change management platform customers use to make change a competitive advantage.
For additional information, visit www.merant.com.

PVCS is a registered trademark, and MERANT is a trademark of MERANT. All other trademarks are the property of their respective owners.

-	30 -


Forward-Looking Statements
The following statement is made in accordance with the U.S. Private
Securities Litigation Reform Act of 1995:   This
release contains forward-looking statements that include statements regarding expectations for our business strategy, prospects and growth, including the growth of our enterprise change management business and related revenues.
Forward-looking statements are subject to the safe harbor created by the Private Securities Litigation Reform Act, which provides that MERANT can be exempt from liability for making forward-looking statements if cautionary language is included with the statements. When used in this release, the words "anticipate," "believe," "estimate,"
"expect", "realize", "likely", "unlikely" and similar expressions, as they relate to MERANT or its management, are intended to identify these forward-looking statements.

These forward-looking statements involve a number of risks and uncertainties. Actual results could differ materially from those anticipated by these forward-looking statements. Future results will be difficult to predict as MERANT transforms its business strategy to focus on its enterprise change management products and services and away from certain of its past primary markets, including the market for Year 2000 products and services, the market for application, creation and transformation, or COBOL, mainframe software products and services, and the market for enterprise data connectivity, or middleware, software products and services. MERANT's ability to recruit and retain key personnel, especially in the sales and business units and at the senior management level, could materially alter financial results and plans for the sales and business units. Other factors that could cause actual results to differ materially include, among others, the ability of MERANT to effectively manage its costs against uncertain revenue expectations, the potential for a decrease in revenue or a slowdown in revenue growth which may be caused by delays in the timing of sales and the delivery of products or services, the ability of MERANT to develop, release, market and sell products and services to customers in the highly dynamic market for enterprise change management products, the potential need for enterprise change management products to shift based on changes in technology and customer needs, the effect of competitors' efforts to enter MERANT's markets and the possible success of existing competitors in those markets, and MERANT's ability to manage and integrate recently acquired businesses or other businesses that it may acquire in the future as well as efficiently dispose of, and manage the provision or receipt, as the case may be, of certain services related to, businesses or products which are not a part of MERANT's business strategy, including
MERANT's ability to complete and manage obligations related to, the recent sale of the DataDirect enterprise data connectivity business and the earlier sale of the Micro Focus application, creation and transformation division.
Further information on potential factors which could affect our financial results and operations are found in filings or submissions on Form 6-K as periodically submitted to the SEC, and in MERANT's Form 20-F for the year ended April
30, 2001. MERANT undertakes no obligation to release publicly any updates or revisions to any forward-looking statements contained in this release that may reflect events or circumstances occurring after the date of this release.

SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  November 20, 2001                By: /s/ Leo Millstein
                                 --------------------------------------
                                      Leo Millstein
					        Vice President & General Counsel